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                                July 23, 2020

       David H. Mack, Ph.D.
       President and Chief Executive Officer
       PMV Pharmaceuticals, Inc.
       8 Clarke Drive, Suite 3
       Cranbury, NJ 08512

                                                        Re: PMV
Pharmaceuticals, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 26,
2020
                                                            CIK 0001699382

       Dear Dr. Mack:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement submitted on June 26, 2020

       Market and Industry Data, page ii

   1. We note your statement on pg. ii that, "Industry publications and other reports [you] have obtained from
independent parties generally state that the data contained in these publications or other
reports have been obtained in good faith or from sources considered to be reliable, but
they do not guarantee the accuracy or completeness of such data." The statement implies a
disclaimer of responsibility for this information in the registration statement. Please
either delete this statement or specifically state that you are liable for the information related to
the market and industry data.
 David H. Mack, Ph.D.
FirstName  LastNameDavid
PMV Pharmaceuticals, Inc. H. Mack, Ph.D.
Comapany
July       NamePMV Pharmaceuticals, Inc.
     23, 2020
July 23,
Page  2 2020 Page 2
FirstName LastName
Prospectus Summary, page 1

2. Please revise to limit the discussion of your pre-clinical results in the Summary section to a high-level discussion of your observations, as the more detailed discussion of specific results with graphics is more appropriate for the Business section. Additionally, as the
         FDA or other similar regulatory authorities will need to make efficacy determinations regarding any drug product, please balance disclosures relating to the desired purpose of your product candidates (such as PC14586 being designed to "potently and selectively correct p53 misfolding") with equally prominent explanations that any conclusions regarding desired effects are premature as your product candidate remains pre-clinical, and as you state on pages 20 and 23, the scientific evidence is "preliminary and limited,"
         and your novel approach "unproven."
3. As the FDA will need to make efficacy determinations regarding any drug product, please balance disclosures relating to the desired purpose of your product candidate or your platform (such as PC14586 being designed to "potently and selectively correct p53 misfolding") with equally prominent explanations that any conclusions regarding desired effects are premature as your product candidate remains pre-clinical, and as you state on pages 20 and 23, the scientific evidence is "preliminary and limited," and your novel approach "unproven." Please also clarify, if true, that your program's approach assumes that a specific p53 mutation is the only genetic mutation
resulting in a patient   s
         cancer.
4. We refer to your statement on page 1 that your strategy is to seek approval under an accelerated pathway and that you believe your Phase 1/2 trial can serve as a pivotal study.
         Please revise to provide balancing disclosure that you have not yet submitted an IND for the trial to the FDA, and that there can be no assurance that the FDA will permit you to utilize an expedited approval process or agree with your tumor-agnostic approach, and provide similar disclosure in the summary risk factor section. Please also provide the basis for your belief that phases 1 and 2 can be combined in the same trial.
5. Please revise your pipleline table here and in the Business section to state in the last column that you need to submit a required IND to the FDA before initiating your Phase 1 trial. Additionally, we note you have included a row for "other p53 hotspot mutation", which is in the discovery phase. Given the early-stage development of the program and your limited disclosure on pages 132-133 concerning the program, please explain why this program is sufficiently material to your business to warrant inclusion in your pipeline table. Please also remove the box graphic at the bottom of the table as this information is already conveyed elsewhere in the Summary and does not appear appropriate to highlight in a pipeline table.
 David H. Mack, Ph.D.
FirstName  LastNameDavid
PMV Pharmaceuticals, Inc. H. Mack, Ph.D.
Comapany
July       NamePMV Pharmaceuticals, Inc.
     23, 2020
July 23,
Page  3 2020 Page 3
FirstName LastName

Risks Related to Our Business, page 9

6. Please expand on your last bullet to explain, if true, that you currently do not have any patent protection for your product candidate. Also add a bullet explaining that PC14586 will require the development of companion diagnostics with third party collaborators, and that they will need to be separately approved by the FDA as medical devices, as you explain on page 21.
Implications of being an emerging growth company, page 10

7. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Risk Factors
Our principal stockholders and management own a significant percentage. . ., page 84

8. Please expand this risk factor to disclose the connections between certain of your directors and your principal stockholders.
Use of Proceeds, page 95

9. Please revise to clarify whether you will be able to complete the Phase 1/2 trial with the allocated net proceeds from the offering. If any material amounts of other funds are necessary, please disclose the amount of funds needed to complete the Phase 1/2 clinical trial. Refer to Instruction 3 to Item 504 of Regulation S-K.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 107

10. While we note your disclosure on page 106 that you do not allocate costs to specific product candidates, please expand your disclosures to disaggregate research and development expenses by nature or type of expense for each period presented.
Critical Accounting Policies and Significant Judgments and Estimates
Stock Based Compensation, page 111

11. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.
 David H. Mack, Ph.D.
PMV Pharmaceuticals, Inc.
July 23, 2020
Page 4
Common Stock Valuations, page 112

12. Please expand your disclosures for the determination of the fair value of common stock to provide additional details regarding your use of the hybrid approach including the nature of the material assumptions involved. To the extent 3rd party valuations were performed, please provide the results of such valuations and whether such valuations corroborated any internal valuations performed. Finally, please provide additional detail regarding the extent to which recent sales of redeemable convertible preferred stock and/or common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.
Business
Overview, page 115

13. We note your disclosure on page 30 that you "expect to initially seek approval of [y]our product candidates in most instances at least as a second therapy." Please expand your disclosure here to clarify whether you expect to initially seek approval of PC14586 as a second line therapy.
Our Strategy, page 117

14. We refer to your statement in the last paragraph on page 117 that your strategy of using assays will "enable a rapid determination of efficacy." Please revise the statement as it could be interpreted as implying an expectation of rapid regulatory approval.
Mechanism of Action, page 125

15. Please further expand your disclosure to explain how PC14586 selectively binds to the crevice created by the Y220C mutation. Additionally, expand your narrative discussion of the graphic on page 126 to numerically explain how mutant p53 was induced to convert to wild-type in a dose-dependent manner, and provide the basis for your statement that you demonstrated that PC14586 "rapidly converts" mutant p53 to wild-type.
16. We refer to the figures at the top of page 127, and note that you state that PC14586 upregulated p21 and MDM2 in a dose-dependent manner. However, please explain why the curve shown in the figures do not correspond to the the levels of expression of p21 and
         MDM2 with respect to wild-type p53.
Preclinical In Vivo Data , page 127

17. Please revise this section to ensure your narrative disclosure includes, where applicable,
FirstName LastNameDavid H. Mack, Ph.D.
       an explanation of how TGI and tumor regression are measured, whether a vehicle was
Comapany
       used,NamePMV       Pharmaceuticals,
              and if so, provide             Inc. of it, dosing information,
the number of mice used
                                  an explanation
July 23,in2020
           eachPage
                study,4 the duration of the study, and whether graphs show mean or average results.
FirstName LastName
 David H. Mack, Ph.D.
FirstName  LastNameDavid
PMV Pharmaceuticals, Inc. H. Mack, Ph.D.
Comapany
July       NamePMV Pharmaceuticals, Inc.
     23, 2020
July 23,
Page  5 2020 Page 5
FirstName LastName
18. We refer to your statement on page 127 that oral daily dosing of PC14586 up to the specified dose was "well tolerated" in the mice being observed, as evidenced by the lack of body weight loss. Please revise to discuss any other clinical signs or toxicity measures that were evaluated, and if there were no other evaluation measures, please clarify this fact.
19. Please expand your discussion of the results shown in the graphical illustrations on page
         128 to more clearly explain how PC14586 adminstration resulted in conversion of mutant
         p53 protein to a wild-type p53 structure and how it induced the expression of the p53 downstream target MIC-1. Please also clarify whether the figures reflect information from the same study, and clearly label the information portrayed in the horizontal axes of the three figures.
20. Please explain the basis for your statement on page 128 that "[you] believe this syngeneic mouse model better represents the patient population that we expect to see in the clinic, as compared to mouse xenograft models that incorporate human tumors in mice with no immune system" given your statement in the risk factors on page 33 that "[your] product candidates will be used in patients that have weakened immune systems
.. . ."
21. Please expand your disclosure regarding your results from a pre-clinical study combining
         PC14586 with an anti-PD-1 therapy to explain the anti-PD-1 therapy and the rationale for using such combination therapy. Additionally, please revise the graphs on pages 129 and
         130 to label the various lines.
Intellectual Property, page 135

22. We note your statement in the first sentence of the second paragraph in this section that you "intend to pursue patent protection," and your statement on page 15 that your limited operating history includes filing patent applications. Please revise to clarify whether you have filed any patent applications relevant to PC14586, and if yes, please revise to provide additional information, including the type of protection to which they relate, the jurisdictions in which applications were filed, and relevant expiration dates.
Exhibits

23. We note that you have entered into different severance participation agreements with each of Dr. Mack, Mr. Kung and Dr. Jalota. Please file such agreements in accordance with
         Item 601(b)(10) of Regulation S-K.
 David H. Mack, Ph.D.
FirstName  LastNameDavid
PMV Pharmaceuticals, Inc. H. Mack, Ph.D.
Comapany
July       NamePMV Pharmaceuticals, Inc.
     23, 2020
July 23,
Page  6 2020 Page 6
FirstName LastName
       You may contact Ameen Hamady at 202-551-3891 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Dorrie Yale at 202-551-8776 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Megan J. Baier, Esq.